SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luckin Coffee Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.000002 per share Class B ordinary shares, par value US$0.000002 per share
(Title of Class of Securities)

54951L109** G5698L102**
(CUSIP Number)

January 21, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 54951L109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the NASDAQ Global Select Market under the symbol “LK.” Each ADS represents eight Class A ordinary shares of the issuer. CUSIP number G5698L102 has been assigned to Class A ordinary shares of the issuer. No CUSIP number has been assigned to Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54951L109; G5698L102	Schedule 13G

1.	NAMES OF REPORTING PERSONS Mayer Investments Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% of the Class A ordinary shares (2) 8.2% of the Class B ordinary shares (3)
12.	TYPE OF REPORTING PERSON PN

(1) Represents 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P., a Cayman Islands limited partnership controlled by Mayer Management GP, Limited, which in turn is wholly owned by Sunying Wong. 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 791,647,728 Class A ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its prospectus form, Form 424B4, filed on January 10, 2020 (the “Form 424B4”).

(3) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

CUSIP No. 54951L109; G5698L102	Schedule 13G

1.	NAMES OF REPORTING PERSONS Mayer Management GP, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% of the Class A ordinary shares (2) 8.2% of the Class B ordinary shares (3)
12.	TYPE OF REPORTING PERSON CO

(1) Represents 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P., a Cayman Islands limited partnership controlled by Mayer Management GP, Limited, which in turn is wholly owned by Sunying Wong. 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 791,647,728 Class A ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

(3) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

CUSIP No. 54951L109; G5698L102	Schedule 13G

1.	NAMES OF REPORTING PERSONS Sunying Wong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,445,000 Class A ordinary shares (1) 101,430,000 Class B ordinary shares (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% of the Class A ordinary shares (2) 8.2% of the Class B ordinary shares (3)
12.	TYPE OF REPORTING PERSON IN

(1) Represents 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P., a Cayman Islands limited partnership controlled by Mayer Management GP, Limited, which in turn is wholly owned by Sunying Wong. 95,445,000 Class A ordinary shares and 101,430,000 Class B ordinary shares held by Mayer Investments Fund, L.P. have been pledged to secure a borrowing.

(2) Calculated based on 791,647,728 Class A ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

(3) Calculated based on 1,233,527,072 Class B ordinary shares issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

Item 1(a).	Name of Issuer:

Luckin Coffee Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road, Siming District, Xiamen, Fujian, 361008, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Mayer Investments Fund, L.P.

Mayer Management GP, Limited

Sunying Wong

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Mayer Investments Fund, L.P.

Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

Mayer Management GP, Limited

Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

Sunying Wong

Flat A, 21/F, Tower 5, City Point, 48 Wing Shun St. Tsuen Wan, NT, Hong Kong

Item 2(c).	Citizenship:

Mayer Investments Fund, L.P.: Cayman Islands

Mayer Management GP, Limited: Cayman Islands

Sunying Wong: Hong Kong SAR

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000002 per share

Class B ordinary shares, par value US$0.000002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

54951L109; G5698L102

CUSIP number 54951L109 applies to the American depositary shares of the Issuer, each representing eight Class A ordinary shares of the Issuer, par value US$0.000002 per share. CUSIP number G5698L102 applies to the Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Class B ordinary shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.000002 per share of the Issuer by each of the Reporting Persons is provided as of January 21, 2020:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power(2):
Mayer Investments Fund, L.P.	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	8.5%
	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%
Mayer Management GP, Limited	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	8.5%
	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%
Sunying Wong	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	95,445,000 Class A ordinary shares	12.1%	8.5%
	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%	101,430,000 Class B ordinary shares	8.2%

(1) The percentage of class of securities beneficially owned by each Reporting Person is based on 791,647,728 Class A ordinary shares or 1,233,527,072 Class B ordinary shares of the Issuer, as appropriate, issued and outstanding immediately after the completion of the Issuer’s public follow-on offering (after the underwriters exercised their option to purchase additional ADSs in full), as disclosed by the Issuer on its Form 424B4.

(2) For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 791,647,728 Class A and 1,233,527,072 Class B ordinary shares of the Issuer as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

MAYER INVESTMENTS FUND, L.P.

By:	/s/ Sunying Wong
Name: Sunying Wong
Title: Director

MAYER MANAGEMENT GP, LIMITED

By:	/s/ Sunying Wong
Name: Sunying Wong
Title: Director

SUNYING WONG

By:	/s/ Sunying Wong

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement, dated as of February 10, 2020, by and among Mayer Investments Fund, L.P., Mayer Management GP, Limited and Sunying Wong (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on February 10, 2020)